Form 3
Exhibit 99.2 - Footnote Disclosure


(1) Each share of Series C Convertible Preferred Stock automatically converts into approximately 0.4024 shares of Common Stock upon the closing of the Issuer's initial public offering, and each share of Series D Convertible Preferred Stock automatically converts into approximately
0.2857 shares of Common Stock upon the closing of the Issuer's initial public offering. Each share of Series C and Series D Convertible Preferred Stock is also convertible at any time at the option of the holder.

(2) Represents securities held directly by Fog City Fund, LLC. Voting and investment power over the shares are generally held by Fog City Management, LLC, the managing member of Fog City Fund, LLC; however, investments or dispositions in excess of certain amounts must be approved by the board of directors of Fog City Fund, LLC. Nancy S. Olson is the sole member and managing member of Fog City Management, LLC. Each of Fog City Management, LLC and Nancy S. Olson may be deemed to be an indirect beneficial owner of the reported securities. Each of Fog City Management, LLC and Nancy S. Olson disclaims any beneficial ownership of the reported securities, except to the extent of any pecuniary interest therein. This report shall not be deemed an admission that any of the reporting persons is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose.

(3) Currently exercisable as to 41,152 shares of Series C Convertible Preferred Stock at an exercise price of $2.43, upon the closing of the Issuer's initial public offering, the Warrant will be exercisable as to 16,560 shares of Common Stock at an exercise price of $6.0386.